 Exhibit 99.1

SNDL Reports Full Year and Fourth Quarter 2023 Financial and Operational Results

The Company reports record net revenue and gross profit in 2023 and achieves positive cash flow in the second half of 2023

CALGARY, AB, March 21, 2024 /CNW/ - SNDL Inc. (NASDAQ: SNDL) ("SNDL" or the "Company") reported its financial and operational results for the full year and fourth quarter ended December 31, 2023. All financial information in this press release is reported in millions of Canadian dollars unless otherwise indicated.

SNDL has also posted a supplemental investor presentation and shareholder letter on its website, found at https://sndl.com.

The Company will hold a conference call and webcast at 10 a.m. EDT (8 a.m. MDT) on Thursday, March 21, 2024. The conference call details can be found below.

FULL YEAR AND FOURTH QUARTER 2023 FINANCIAL AND OPERATIONAL HIGHLIGHTS

•	Record net revenue for 2023 of $909.0 million compared to $712.2 million in 2022, an increase of 28%. Net revenue for the fourth quarter of 2023 was $248.5 million, compared to $240.4 million in the fourth quarter of 2022, an increase of 3%, with sequential growth in the Cannabis Retail and Cannabis Operations segments.
•	Gross profit grew to a record $190.4 million, or 21% of sales, for 2023, compared to $140.4 million, or 20% of sales, in the previous year, representing an increase of 36%. Record gross profit of $57.3 million, or 23% of sales, for the fourth quarter of 2023, compared to $43.6 million, or 18% of sales, in the fourth quarter of 2022. This improvement underscores the benefit of our supply chain optimization strategy, including the closure of the Olds, Alberta cultivation facility in October 2023.
•	Cash flow was negative $84.5 million in 2023, compared to negative $278.7 million, a 70% year-over-year improvement. In the fourth quarter of 2023, cash flow was negative $6.9 million, compared to negative $11.8 million in the fourth quarter of 2022, a 42% improvement. SNDL achieved positive cash flow in the second half of 2023, totaling $9.6 million.
•	Positive free cash flow[1] achieved in the second half of 2023, totaling $17.7 million. This achievement was marked by positive free cash flow of $16.3 million in the third quarter of 2023 and $1.4 million in the fourth quarter of 2023, despite the working capital build up in anticipation of the holiday season in the latter quarter.
•	Operating income loss of $162.8 million for 2023, partly attributable to restructuring charges of $19.6 million and goodwill impairment of $29.0 million. This compares to a loss of $347.8 million in the previous year, marking a 53% improvement driven by revenue and margin expansion. Operating income loss of $84.9 million for the fourth quarter of 2023, including $13.3 million of restructuring cost and $29.0 million of goodwill impairment, compared to a loss of $154.6 million in the fourth quarter of 2022, a 45% improvement.
•	Adjusted EBITDA from continuing operations[2] was $29.2 million in 2023, compared to an Adjusted EBITDA from continuing operations loss of $15.8 million in the previous year. Adjusted EBITDA from continuing operations was $3.5 million for the fourth quarter of 2023, compared to an Adjusted EBITDA from continuing operations loss of $7.5 million in the fourth quarter of 2022, a 147% improvement.
•	2023 was a transformational year for SNDL, laying the groundwork for enhanced financial and operational performance in 2024 and beyond.
•	Acquired The Valens Company Inc. ("Valens"), creating a low-cost vertically integrated Canadian cannabis company.
•	Optimized the Cannabis Operations footprint by closing the Olds, Alberta facility and transitioning remaining cultivation activities to Atholville, New Brunswick, while consolidating manufacturing and processing activities in Kelowna, British Columbia.
•	Optimized and rationalized the Company's cannabis brand and SKU portfolio.
•	Enhanced the proprietary data program in the Cannabis Retail segment, significantly boosting margin profits.
•	Enhanced the leadership team by appointing a new Chief Financial Officer and President of Cannabis, among other key senior roles.
•	$766.7 million of unrestricted cash, marketable securities and investments and no outstanding debt, with $195 million of unrestricted cash at December 31, 2023. SNDL has not raised cash through share offerings since June 2021.

"2023 was a year of significant financial success for SNDL, including record-breaking revenue and gross profit, and the achievement of free cash flow in the second half of the year," said Zach George, Chief Executive Officer of SNDL. "The generation of stabilized free cash flow continues to be a top priority for our team, and I am proud that we delivered on this stated objective during the last two quarters. This period was foundational as we acquired Valens, welcomed top-tier leaders and streamlined our balance sheet, positioning SNDL for improved performance in 2024 and beyond. In our Cannabis Operations, we undertook a comprehensive overhaul, establishing a solid foundation for future success. We refined our brand portfolio, optimized our operational footprint, and enhanced our procurement strategies, with early signs of a positive impact in 2024. We continued to build on the Liquor Retail segment's stable base, focusing on strategies that enhance margins through our data program, improved inventory management, and emerging e-commerce program. We delivered record results in revenue, gross profit, and cash flow within our Cannabis Retail segment, driven by the expansion of both our owned portfolio and network data programs. We also announced the launch of SunStream USA Group through our joint venture partner, SunStream Bancorp Inc., highlighting our commitment to the U.S. market as a key catalyst for growth. Our consumer-centric approach and relentless focus on quality is the cornerstone of our strategy, supported by a strong balance sheet and improving operations. This approach lays the groundwork for a business positioned to create value for shareholders through high-quality unadjusted earnings and robust free cash flow."

____________________________________
[1] Free cash flow is a non-IFRS financial measure that is not defined by IFRS and, therefore, may not be comparable to similar measures reported by other companies. See "Specified Financial Measures - Free Cash Flow" below.
[2] Adjusted EBITDA from continuing operations is a non-IFRS financial measure that is not defined by IFRS and, therefore, may not be comparable to similar measures reported by other companies. See "Specified Financial Measures - Adjusted EBITDA from continuing operations" below.

FULL YEAR AND FOURTH QUARTER 2023 KEY FINANCIAL METRICS

OPERATING SEGMENTS
($000s)	Liquor Retail	Cannabis Retail	Cannabis Operations	Investments	Corporate	Total
Year ended December 31, 2023
Net revenue	578,895	289,980	87,071	-	(46,940)	909,006
Gross profit	137,286	73,690	(20,561)	-	-	190,415
Operating income (loss)	24,630	4,919	(112,445)	11,746	(91,668)	(162,818)
Adjusted operating income (loss) (1)	24,630	4,919	(52,429)	11,746	(86,541)	(97,675)
Three months ended December 31, 2023
Net revenue	159,493	75,152	26,044	-	(12,239)	248,450
Gross profit	38,396	20,045	(1,105)	-	-	57,336
Operating income (loss)	10,102	(849)	(65,653)	(5,217)	(23,322)	(84,939)
Adjusted operating income (loss) (1)	10,102	(849)	(7,619)	(5,217)	(23,433)	(27,016)
Year ended December 31, 2022
Net revenue	462,180	205,610	44,407	-	-	712,197
Gross profit	106,307	47,334	(13,266)	-	-	140,375
Operating income (loss)	20,619	(180,956)	(29,372)	(91,275)	(66,790)	(347,774)
Adjusted operating income (loss) (1)	20,619	(8,347)	(27,522)	(91,945)	(66,790)	(173,985)
Three months ended December 31, 2022
Net revenue	159,745	68,402	12,258	-	-	240,405
Gross profit	36,927	15,650	(9,009)	-	-	43,568
Operating income (loss)	(3,898)	(98,444)	(12,442)	(19,543)	(20,319)	(154,646)
Adjusted operating income (loss) (1)	(3,898)	(10,201)	(12,442)	(19,331)	(20,319)	(66,191)
(1) Adjusted operating income (loss) is a non-IFRS financial measure that is not defined by IFRS and, therefore may not be comparable to similar measures reported by other companies. See "Specified Financial Measures - Adjusted operating income (loss)" below.

FULL YEAR AND FOURTH QUARTER 2023 RESULTS

SNDL's business is operated and reported in four segments: Liquor Retail, Cannabis Retail, Cannabis Operations and Investments.

Liquor Retail

SNDL is Canada's largest private sector liquor retailer, operating 170 locations, predominantly in Alberta, under its three retail banners: "Wine and Beyond", "Liquor Depot" and "Ace Liquor". Revenue comparisons for 2022 include operations from March 31 to December 31, 2022, following the acquisition of Alcanna Inc.

•	Net revenue for Liquor Retail sales for the three banners combined was $578.9 million in 2023, compared to $462.2 million in 2022, a 25% increase year-over-year. Net revenue was $159.5 million in the fourth quarter of 2023, showcasing consistent revenue compared to $159.7 million in the same quarter in the prior year, driven by stable same-store sales.
•	Gross profit in 2023 was $137.3 million, or 24% of sales, compared to $106.3 million, or 23% of sales, in 2022, a 29% increase year-over-year. Gross profit was $38.4 million, or 24% of sales, in the fourth quarter of 2023, compared to $36.9 million, or 23% of sales, in the fourth quarter of 2022. This improvement was mainly driven by procurement productivity and product mix management initiatives.
•	SNDL launched its proprietary data licensing program for Liquor Retail in the fourth quarter of 2023 and anticipates revenue generation starting in the first quarter of 2024, helping to further enhance the segment's profit margins.
•	Private label sales, a substantial driver of profitable growth, increased by 28% compared to the full year of 2022 and 28% compared to the fourth quarter of 2022. This increase is driven by further additions to the private label offerings, particularly within the value segment. The Company plans to extend its private label line-up with wine varietals sourced from distinguished regions and notable winemakers, all priced attractively, which is expected to contribute to SNDL's margin growth while further distinguishing its liquor retail banners.
•	The Company plans to open a Wine and Beyond location in Airdrie, Alberta, in the second quarter of 2024 to further build on the success of the experiential, destination approach of the banner.
•	As of March 21, 2024, the Ace Liquor store count is 138, the Liquor Depot store count is 20, and the Wine and Beyond store count is 12.

Cannabis Retail

With its 63% ownership interest in Nova Cannabis Inc. ("Nova"), SNDL is Canada's largest private-sector cannabis retailer, operating 187 locations under its four retail banners: "Value Buds", "Spiritleaf", "Superette", and "Firesale Cannabis". SNDL's Cannabis Retail strategy is based on several pillars, including the quality of its store locations, its range of products, and the unique experiences it provides customers. Using data and insights from a large volume of monthly transactions enables SNDL to leverage technology and analytics to inform and improve its retail strategy. Revenue comparisons for 2022 include operations of Nova retail stores for the period of March 31, 2022, to December 31, 2022.

•	Net revenue from the Cannabis Retail segment was a record $290.0 million in 2023, compared to $205.6 million in 2022, an increase of 41% year-over-year. Net revenue in the fourth quarter of 2023 was $75.2 million, compared to $68.4 million in the fourth quarter of 2022, a 10% increase year-over-year in reported sales.
•	For stores open in the fourth quarter of 2022 and 2023, same-store sales increased 1.9%.
•	Record gross profit from the Cannabis Retail segment, with $73.7 million in 2023, or 25% of sales, compared to $47.3 million in 2022, or 23% of sales, a 56% increase year-over-year. Gross profit for the Cannabis Retail segment was $20.0 million, or 27% of sales, in the fourth quarter of 2023, compared to $15.7 million, or 23% of sales, in the fourth quarter of 2022, a 27% increase year-over-year. The increase showcases the Company's efforts in continued margin expansion initiatives.
•	Nova's proprietary data licensing program generated revenue of $12.3 million in 2023, compared to $4.2 million in 2022, a 193% increase year-over-year. Proprietary licensing revenues for the fourth quarter of 2023 increased to $4.2 million.
•	In February 2023, SNDL announced the acquisition of five Superette stores in Ontario.
•	As of March 21, 2024, the Spiritleaf store count is 85 (21 corporate stores and 64 franchise stores), the Superette store count is four corporate stores, the Firesale Cannabis store count is two corporate stores and the Value Buds store count is 96 corporate stores.

Cannabis Operations

SNDL has a diverse brand portfolio from value to premium, emphasizing premium inhalable formats and a full suite of 2.0 products. With enhanced procurement capabilities and plans to continue evolving toward a cost-effective cultivation and manufacturing operation, the Cannabis Operations segment is a key enabler of SNDL's vertical integration strategy. Cannabis Operations include the operations of Valens for the period of January 18, 2023, to December 31, 2023.

•	The Cannabis Operations segment achieved a record net revenue of $87.1 million in 2023, reflecting a substantial 96% increase from $44.4 million in 2022. Net revenue for the fourth quarter of 2023 was $26.0 million, up 111% from $12.3 million in the same quarter of the previous year. The net revenue in the fourth quarter of 2023 represents the highest revenue achieved since Q3 2019, which was $28.0 million, before market saturation and price challenges.
•	Gross margin was negative $20.6 million in 2023, compared to negative $13.3 million in 2022. Gross profit for the fourth quarter of 2023 was negative $1.1 million, compared to negative $9.0 million in the fourth quarter of 2022. This 88% improvement in gross profit during the fourth quarter is largely attributable to the strategic decision to close the Olds, Alberta facility.
•	During 2023, SNDL optimized its facility footprint to bolster competitiveness and profitability. The Company is leveraging an enhanced procurement strategy, while consolidating the remaining cultivation activities at its Atholville, New Brunswick facility, and centralizing manufacturing, processing, and production operations in Kelowna, British Columbia.
•	The Company undertook an intensive rationalization and revitalization of its cannabis portfolio, reducing the SKU count from 327 at the beginning of 2023 to 125 at the end of 2023 to better focus on key consumer categories in vape, flower and pre-rolls.
•	SNDL monetized nearly 35 million grams of excess biomass, strategically optimizing days-on-hand inventory.
•	The Company has implemented innovative strategies in its Atholville facility to improve cultivation, resulting in an average annual yield of 104 grams per square foot and an average THC potency result of 25%.

Investments

•	For the year ended December 31, 2023, the Company had deployed capital to a portfolio of cannabis-related investments with a carrying value of $571.6 million, including $538.3 million to SunStream.
•	In 2023, the investment portfolio generated positive operating income of $12.2 million compared to a loss of $91.4 million for the previous year. The interest and fee revenue for 2023 was $14.0 million compared to $16.7 million for the previous year. Share of profit of equity-accounted investees for the year ended December 31, 2023, was $6.8 million compared to a loss of $43.0 million for the year ended December 31, 2022.
•	SunStream is a joint venture sponsored by SNDL. During 2023, SunStream directed the formation of the SunStream USA group of companies ("SunStream USA Group") in connection with the restructuring of certain loans provided by SunStream. SunStream USA Group is anticipated to be a U.S. platform with one or more independent third-party investors, which will be independently managed and governed. The SunStream USA Group structure is anticipated to be reviewed by the Nasdaq, as the relevant listing authority for SNDL.
•	At the end of the fourth quarter of 2023, the credit portfolio controlled by SunStream comprised five investments: Jushi Holdings Inc., SKYMINT Brands ("Skymint"), Ascend Wellness Holdings, Surterra Holdings, Inc. d/b/a Parallel ("Parallel"), and Columbia Care Inc.
•	On September 22, 2023, an affiliate of SunStream entered into restructuring arrangements relating to investments in Parallel, which contemplate the foreclosure, to a SunStream USA entity, of certain Parallel cannabis operations in Florida, Massachusetts, Texas, and Nevada (the "Parallel Transaction").
•	On October 23, 2023, an affiliate of SunStream announced a receivership court order granting the sale of certain assets of Skymint to a SunStream USA Group entity (the "Skymint Transaction").
•	The Parallel Transaction and Skymint Transaction are anticipated to close in 2024 and are subject to certain conditions and regulatory approvals.

Equity Position

•	$766.7 million of unrestricted cash, marketable securities and investments, including investments in equity-accounted investees, and no outstanding debt at December 31, 2023, resulting in a net book value of $1.2 billion.
•	On November 13, 2023, the Company announced that its board of directors had approved a renewal of the share repurchase program upon its expiry on November 20, 2023. The Company's share repurchase program continues to be available to lower the outstanding share float. SNDL will continue to assess opportunities to utilize the program to the extent that management believes it is in the best interest of SNDL's shareholders. For the three months ended December 31, 2023, the Company did not purchase common shares for cancellation.

This press release is intended to be read in conjunction with the Company's audited consolidated financial statements and the notes thereto for the years ended December 31, 2023 and December 31, 2022, and the accompanying Management's Discussion and Analysis ("MD&A"). These documents are available under the Company's profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.shtml.

CONFERENCE CALL

The Company will hold a conference call and webcast at 10 a.m. EDT (8 a.m. MDT) on Thursday, March 21, 2024.

WEBCAST ACCESS

To access the live webcast of the call, please visit the following link:
https://services.choruscall.ca/links/sndl2023q4.html

REPLAY

A telephone replay will be available for one month. To access the replay, dial:
Canada/USA Toll Free: 1-800-319-6413 or International Toll: +1-604-638-9010
When prompted, enter Replay Access Code: 0739 #
The webcast archive will be available for three months via the link provided above.

ABOUT SNDL INC.

SNDL is a public company whose shares are traded on the Nasdaq under the symbol "SNDL." SNDL is the largest private-sector liquor and cannabis retailer in Canada with retail banners that include Ace Liquor, Wine and Beyond, Liquor Depot, Value Buds, Spiritleaf, and Firesale Cannabis. SNDL is a licensed cannabis producer and one of the largest vertically integrated cannabis companies in Canada specializing in low-cost biomass sourcing, premium indoor cultivation, product innovation, low-cost manufacturing facilities, and a cannabis brand portfolio that includes Top Leaf, Contraband, Palmetto, Bon Jak, Versus, Value Buds, and Vacay. SNDL's investment portfolio seeks to deploy strategic capital through direct and indirect investments and partnerships throughout the North American cannabis industry. For more information on SNDL, please go to https://sndl.com/.

Forward-Looking Information Cautionary Statement
This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"), including, but not limited to, statements regarding the Company's operational goals, the Company's ability to achieve improved profitability, growth and efficiencies across all segments, or its goal of sustainable, positive gross margin and positive free cash flow, revenue generation from the Liquor Retail proprietary data licensing program, expansion of product offerings (including the expected expansion of the Company's wine private label), the impact of rationalization initiatives on revenue and margins within the Cannabis Operations segment and owned retail locations, the expansion and additional cost savings at the Atholville facility, performance of the Company's investments, including through the SunStream joint venture and SunStream USA Group, the receipt of regulatory and listing authority approvals necessary to implement the proposed SunStream USA Group investment structure, the ability to realize expected cost savings in relation to the Valens Acquisition, expected run-rate synergies and expected proceeds from future asset sales, and any other potential forms of shareholder value creation. Forward-looking statements are frequently characterized by words such as "aim", "anticipate", "assume", "believe", "contemplate", "continue", "could", "due", "estimate", "expect", "goal", "intend", "may", "objective", "plan", "predict", "potential", "positioned", "pioneer", "seek", "should", "target", "will", "would", and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the Company's business and the industry in which it operates and management's beliefs and assumptions and are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors that are in some cases beyond its control. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Please see "Risk Factors" in the Company's Annual Information Form dated March 20, 2024, and the risk factors included in our other public disclosure documents for a discussion of the material risk factors that could cause actual results to differ materially from the forward-looking information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Consolidated Statement of Loss and Comprehensive Loss
(Expressed in thousands of Canadian dollars, except per share amounts)

	Year ended December 31
	2023	2022
Gross revenue	957,725	729,694
Excise taxes	48,719	17,497
Net revenue	909,006	712,197
Cost of sales	689,338	558,089
Inventory impairment and obsolescence	30,644	7,012
Gross profit before fair value adjustments	189,024	147,096
Change in fair value of biological assets	(7,936)	(1,309)
Change in fair value realized through inventory	9,327	(5,412)
Gross profit	190,415	140,375

Interest and fee revenue	14,517	16,739
Investment loss	(9,258)	(65,164)
Share of profit (loss) of equity-accounted investees	6,758	(43,002)

General and administrative	199,725	140,168
Sales and marketing	15,045	8,417
Research and development	324	2,448
Depreciation and amortization	60,216	40,945
Share-based compensation	15,400	9,671
Restructuring costs (recovery)	19,573	(670)
Asset impairment	54,967	196,033
Gain on cancellation of contracts	-	(290)
Operating income (loss)	(162,818)	(347,774)

Transaction costs	(3,718)	(1,352)
Finance costs, net	(11,362)	(41,314)
Change in estimate of fair value of derivative warrants	6,602	10,783
Foreign exchange loss	(367)	(19)
Loss on disposition of assets	(353)	(94)
Loss before income tax	(172,016)	(379,770)
Income tax recovery	-	7,342
Net loss from continuing operations	(172,016)	(372,428)
Net loss from discontinued operations	(4,535)	-
Net loss	(176,551)	(372,428)

Equity-accounted investees - share of other comprehensive income (loss)	(12,771)	24,581
Comprehensive loss	(189,322)	(347,847)

Net loss from continuing operations attributable to:
Owners of the Company	(168,125)	(335,114)
Non-controlling interest	(3,891)	(37,314)
	(172,016)	(372,428)
Net loss attributable to:
Owners of the Company	(172,660)	(335,114)
Non-controlling interest	(3,891)	(37,314)
	(176,551)	(372,428)
Comprehensive loss attributable to:
Owners of the Company	(185,431)	(310,533)
Non-controlling interest	(3,891)	(37,314)

Consolidated Statement of Financial Position
(Expressed in thousands of Canadian dollars)

As at	December 31, 2023	December 31, 2022

Assets
Current assets
Cash and cash equivalents	195,041	279,586
Restricted cash	19,891	19,338
Marketable securities	225	21,926
Accounts receivable	27,059	22,636
Biological assets	429	3,477
Inventory	129,060	127,782
Prepaid expenses and deposits	22,464	10,110
Investments	3,400	6,552
Assets held for sale	6,375	6,375
Net investment in subleases	2,970	3,701
	406,914	501,483
Non-current assets
Long-term deposits and receivables	4,837	8,584
Right of use assets	129,679	134,154
Property, plant and equipment	152,916	143,409
Net investment in subleases	18,396	19,618
Intangible assets	73,149	74,885
Investments	29,660	90,702
Equity-accounted investees	538,331	519,255
Goodwill	119,282	67,260
Total assets	1,473,164	1,559,350

Liabilities
Current liabilities
Accounts payable and accrued liabilities	68,210	48,153
Lease liabilities	30,537	30,206
Derivative warrants	4,400	11,002
	103,147	89,361
Non-current liabilities
Lease liabilities	136,492	139,625
Other liabilities	4,185	2,709
Total liabilities	243,824	231,695

Shareholders' equity
Share capital	2,375,950	2,292,810
Warrants	2,260	2,260
Contributed surplus	73,014	68,961
Contingent consideration	2,279	2,279
Accumulated deficit	(1,260,851)	(1,091,999)
Accumulated other comprehensive income	19,417	32,188
Total shareholders' equity	1,212,069	1,306,499
Non-controlling interest	17,271	21,156
Total liabilities and shareholders' equity	1,473,164	1,559,350

Consolidated Statement of Cash Flows
(Expressed in thousands of Canadian dollars)

	Year ended December 31
	2023	2022
Cash provided by (used in):
Operating activities
Net loss for the period	(176,551)	(372,428)
Adjustments for:
Income tax recovery	-	(7,342)
Interest and fee revenue	(14,517)	(16,739)
Change in fair value of biological assets	7,936	1,309
Share-based compensation	15,400	9,671
Depreciation and amortization	64,946	47,322
Loss on disposition of assets	353	94
Inventory impairment and obsolescence	30,644	7,012
Finance costs, net	11,362	41,314
Change in estimate of fair value of derivative warrants	(6,602)	(10,783)
Unrealized foreign exchange gain	(13)	(16)
Transaction costs	1,221	-
Asset impairment	54,967	196,033
Share of (profit) loss of equity-accounted investees	(6,758)	43,002
Realized loss on settlement of marketable securities	138,874	-
Unrealized (gain) loss on marketable securities	(129,616)	65,553
Additions to marketable securities	-	(3,500)
Proceeds from settlement of marketable securities	6,704	-
Income distributions from equity-accounted investees	-	1,661
Interest received	13,563	13,403
Exercise of cash-settled deferred share units	-	(204)
Change in non-cash working capital	(32,875)	(22,073)
Net cash used in operating activities from continuing operations	(20,962)	(6,711)
Net cash provided by operating activities from discontinued operations	4,314	-
Net cash used in operating activities	(16,648)	(6,711)
Investing activities
Additions to property, plant and equipment	(7,845)	(10,666)
Additions to intangible assets	(87)	(197)
Additions to investments	(732)	(75,598)
Additions to equity-accounted investees	(25,089)	(119,137)
Proceeds from disposal of property, plant and equipment	1,213	4,000
Acquisitions, net of cash acquired	3,695	(28,640)
Change in non-cash working capital	4,028	74
Net cash used in investing activities from continuing operations	(24,817)	(230,164)
Net cash used in investing activities from discontinued operations	-	-
Net cash used in investing activities	(24,817)	(230,164)
Financing activities
Change in restricted cash	(553)	7,675
Payments on lease liabilities, net	(41,013)	(27,693)
Repurchase of common shares, net of costs	(1,536)	(13,390)
Proceeds from issuance of shares, net of costs	-	22
Distributions declared by subsidiaries	(20)	(24)
Repayment of long-term debt	-	(10,000)
Change in non-cash working capital	42	1,620
Net cash used in financing activities from continuing operations	(43,080)	(41,790)
Net cash used in financing activities from discontinued operations	-	-
Net cash used in financing activities	(43,080)	(41,790)
Change in cash and cash equivalents	(84,545)	(278,665)
Cash and cash equivalents, beginning of period	279,586	558,251
Cash and cash equivalents, end of period	195,041	279,586

SPECIFIED FINANCIAL MEASURES

Certain specified financial measures in this news release are non-IFRS measures. These terms are not defined by IFRS and, therefore, may not be comparable to similar measures reported by other companies. These non-IFRS financial measures should not be considered in isolation or as an alternative for or superior to measures of performance prepared in accordance with IFRS. These measures are presented and described in order to provide shareholders and potential investors with additional measures in understanding the Company's operating results in the same manner as the management team.

ADJUSTED EBITDA FROM CONTINUING OPERATIONS
Adjusted EBITDA from continuing operations is a non-IFRS financial measure which the Company uses to evaluate its operating performance. Adjusted EBITDA from continuing operations provides information to investors, analysts, and others to aid in understanding and evaluating the Company's operating results in a similar manner to its management team. The Company defines adjusted EBITDA from continuing operations as net earnings (loss) from continuing operations before finance costs, change in estimate of fair value of derivative warrants, depreciation and amortization, loss (gain) on cancellation of contracts, income tax expense (recovery) and excluding change in fair value of biological assets, change in fair value realized through inventory, unrealized foreign exchange gains or losses, unrealized gains or losses on marketable securities, realized gains or losses on marketable securities, share-based compensation expense, asset impairment, gain or loss on disposal of property, plant and equipment, cost of sales non-cash component, inventory impairment (recovery) and obsolescence, restructuring costs (recovery) and transaction costs. The Company presents both consolidated or total adjusted EBITDA from continuing operations and adjusted EBITDA from continuing operations by operating segment.

OPERATING SEGMENTS
($000s)	Liquor Retail	Cannabis Retail	Cannabis Operations	Investments	Corporate	Total
Year ended December 31, 2023
Net earnings (loss) from continuing operations	19,190	1,310	(112,159)	8,429	(88,786)	(172,016)
Adjustments:
Finance costs	5,274	3,526	(755)	3,317	-	11,362
Change in estimate of fair value of derivative warrants	-	(2)	-	-	(6,600)	(6,602)
Depreciation and amortization	35,662	15,820	3,835	-	4,899	60,216
Change in fair value of biological assets	-	-	7,936	-	-	7,936
Change in fair value realized through inventory	-	-	(9,327)	-	-	(9,327)
Unrealized foreign exchange (gain) loss	(2)	-	(11)	-	-	(13)
Unrealized (gain) loss on marketable securities	-	-	651	(130,267)	-	(129,616)
Realized loss on marketable securities	-	-	-	138,874	-	138,874
Share-based compensation	-	6	-	-	15,394	15,400
Asset impairment	1,640	5,047	48,280	-	-	54,967
Loss (gain) on disposition of PP&E	(25)	79	299	-	-	353
Cost of sales non-cash component (1)	-	-	3,736	-	-	3,736
Inventory impairment (recovery) and obsolescence	-	-	30,644	-	-	30,644
Restructuring costs (recovery)	-	-	14,446	-	5,127	19,573
Transaction costs	-	-	-	-	3,718	3,718
Adjusted EBITDA from continuing operations	61,739	25,786	(12,425)	20,353	(66,248)	29,205
(1) Cost of sales non-cash component is comprised of depreciation expense

OPERATING SEGMENTS
($000s)	Liquor Retail	Cannabis Retail	Cannabis Operations	Investments	Corporate	Total
Three months ended December 31, 2023
Net earnings (loss) from continuing operations	8,990	(1,920)	(65,434)	(4,858)	(22,201)	(85,423)
Adjustments:
Finance costs	1,121	1,070	(243)	(359)	-	1,589
Change in estimate of fair value of derivative warrants	-	-	-	-	(2,400)	(2,400)
Depreciation and amortization	7,719	4,429	1,085	-	1,527	14,760
Change in fair value of biological assets	-	-	1,169	-	-	1,169
Change in fair value realized through inventory	-	-	(3,999)	-	-	(3,999)
Unrealized foreign exchange (gain) loss	-	-	(57)	-	-	(57)
Unrealized (gain) loss on marketable securities	-	-	40	-	-	40
Realized loss on marketable securities	-	-	-	-	-	-
Share-based compensation	-	-	-	-	3,925	3,925
Asset impairment	-	4,481	46,238	-	-	50,719
Loss (gain) on disposition of PP&E	(18)	-	96	-	-	78
Cost of sales non-cash component (1)	-	-	462	-	-	462
Inventory impairment (recovery) and obsolescence	-	-	8,050	-	-	8,050
Restructuring costs (recovery)	-	-	13,398	-	(111)	13,287
Transaction costs	-	-	-	-	1,279	1,279
Adjusted EBITDA from continuing operations	17,812	8,060	805	(5,217)	(17,981)	3,479
(1) Cost of sales non-cash component is comprised of depreciation expense

OPERATING SEGMENTS
($000s)	Liquor Retail	Cannabis Retail	Cannabis Operations	Investments	Corporate	Total
Year ended December 31, 2022
Net earnings (loss) from continuing operations	17,726	(183,055)	(29,618)	(120,020)	(57,461)	(372,428)
Adjustments:
Finance costs	2,845	2,155	227	36,087	-	41,314
Change in estimate of fair value of derivative warrants	-	(83)	-	-	(10,700)	(10,783)
Loss (gain) on cancellation of contracts	-	-	(290)	-	-	(290)
Depreciation and amortization	17,025	9,920	199	-	13,801	40,945
Income tax recovery	-	-	-	(7,342)	-	(7,342)
Change in fair value of biological assets	-	-	1,309	-	-	1,309
Change in fair value realized through inventory	-	-	5,412	-	-	5,412
Unrealized foreign exchange (gain) loss	10	(4)	(22)	-	-	(16)
Unrealized (gain) loss on marketable securities	-	-	-	65,553	-	65,553
Share-based compensation	-	297	-	-	9,374	9,671
Asset impairment	10,079	181,665	4,289	-	-	196,033
Loss (gain) on disposition of PP&E	48	27	19	-	-	94
Cost of sales non-cash component (1)	-	-	7,003	-	-	7,003
Inventory impairment (recovery) and obsolescence	-	-	7,012	-	-	7,012
Restructuring costs (recovery)	-	-	-	(670)	-	(670)
Transaction costs	-	-	-	-	1,352	1,352
Adjusted EBITDA from continuing operations	47,733	10,922	(4,460)	(26,392)	(43,634)	(15,831)
(1) Cost of sales non-cash component is comprised of depreciation expense

OPERATING SEGMENTS
($000s)	Liquor Retail	Cannabis Retail	Cannabis Operations	Investments	Corporate	Total
Three months ended December 31, 2022
Net earnings (loss) from continuing operations	(1,316)	(98,374)	(12,932)	(30,017)	(18,932)	(161,571)
Adjustments:
Finance costs	(2,599)	(57)	19	9,098	-	6,461
Change in estimate of fair value of derivative warrants	-	(27)	-	-	(3,900)	(3,927)
Loss (gain) on cancellation of contracts	-	-	(290)	-	-	(290)
Depreciation and amortization	11,303	3,879	190	-	6,251	21,623
Income tax recovery	-	-	-	1,376	-	1,376
Change in fair value of biological assets	-	-	2,712	-	-	2,712
Change in fair value realized through inventory	-	-	279	-	-	279
Unrealized foreign exchange (gain) loss	3	(4)	25	-	-	24
Unrealized (gain) loss on marketable securities	-	-	-	6,868	-	6,868
Share-based compensation	-	372	-	-	2,588	2,960
Asset impairment	10,079	97,299	283	-	-	107,661
Loss (gain) on disposition of PP&E	17	14	471	-	-	502
Cost of sales non-cash component (1)	-	-	1,702	-	-	1,702
Inventory impairment (recovery) and obsolescence	-	-	3,467	-	-	3,467
Restructuring costs (recovery)	-	-	-	212	-	212
Transaction costs	-	-	-	-	2,392	2,392
Adjusted EBITDA from continuing operations	17,487	3,102	(4,074)	(12,463)	(11,601)	(7,549)
(1) Cost of sales non-cash component is comprised of depreciation expense

ADJUSTED OPERATING INCOME (LOSS)
Adjusted operating income (loss) a non-IFRS financial measure which the Company uses to evaluate its operating performance. Adjusted operating income (loss) provides information to investors, analysts, and others to aid in understanding and evaluating the Company's operating results in a similar manner to its management team. The Company defines adjusted operating income (loss) as operating income (loss) less restructuring costs (recovery) goodwill and intangible asset impairments and asset impairments triggered by restructuring activities.

($000s)	Liquor Retail	Cannabis Retail	Cannabis Operations	Investments	Corporate	Total
Three months ended December 31, 2023
Operating income (loss)	10,102	(849)	(65,653)	(5,217)	(23,322)	(84,939)
Adjustments:
Restructuring costs (recovery)	-	-	13,398	-	(111)	13,287
Intangible asset impairments	-	-	29,000	-	-	29,000
Impairments triggered by restructuring	-	-	15,636	-	-	15,636
Adjusted operating income (loss)	10,102	(849)	(7,619)	(5,217)	(23,433)	(27,016)

($000s)	Liquor Retail	Cannabis Retail	Cannabis Operations	Investments	Corporate	Total
Three months ended December 31, 2022
Operating income (loss)	(3,898)	(98,444)	(12,442)	(19,543)	(20,319)	(154,646)
Adjustments:
Restructuring costs	-	-	-	212	-	212
Intangible asset impairments	-	88,243	-	-	-	88,243
Adjusted operating income (loss)	(3,898)	(10,201)	(12,442)	(19,331)	(20,319)	(66,191)

($000s)	Liquor Retail	Cannabis Retail	Cannabis Operations	Investments	Corporate	Total
Year ended December 31, 2023
Operating income (loss)	24,630	4,919	(112,445)	11,746	(91,668)	(162,818)
Adjustments:
Restructuring costs	-	-	14,446	-	5,127	19,573
Intangible asset impairments	-	-	29,934	-	-	29,934
Impairments triggered by restructuring	-	-	15,636	-	-	15,636
Adjusted operating income (loss)	24,630	4,919	(52,429)	11,746	(86,541)	(97,675)

($000s)	Liquor Retail	Cannabis Retail	Cannabis Operations	Investments	Corporate	Total
Year ended December 31, 2022
Operating income (loss)	20,619	(180,956)	(29,372)	(91,275)	(66,790)	(347,774)
Adjustments:
Restructuring costs (recovery)	-	-	-	(670)	-	(670)
Intangible asset impairments	-	172,609	1,850	-	-	174,459
Adjusted operating income (loss)	20,619	(8,347)	(27,522)	(91,945)	(66,790)	(173,985)

FREE CASH FLOW

Free cash flow is a non-IFRS financial measure which the Company uses to evaluate its financial performance. Free cash flow provides information which management believes to be useful to investors, analysts and others in understanding and evaluating the Company's ability to generate positive cash flows as it removes cash used for non-operational items. The Company defines free cash flow as the total change in cash and cash equivalents less cash used for common share repurchases, dividends (if any), changes to debt instruments, changes to long-term investments, net cash used for acquisitions plus cash provided by dispositions (if any).

	Three months ended December 31		Year ended December 31
($000s)	2023	2022	2023	2022
Change in cash and cash equivalents	(6,942)	(11,841)	(84,545)	(278,665)
Adjustments
Repurchase of common shares	-	7,241	1,536	13,390
Changes to debt instruments	-	-	-	10,000
Changes to long-term investments	8,325	17,693	25,821	194,735
Acquisitions, net of cash acquired	-	(2,509)	(3,695)	28,640
Free cash flow	1,383	10,584	(60,883)	(31,900)

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SOURCE SNDL Inc.

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%CIK: 0001766600

For further information: Sophie Pilon, SNDL Inc., O: 1.587.327.2017, E: investors@sndl.com

CO: SNDL Inc.

CNW 05:58e 21-MAR-24